Exhibit 17.1

October 9, 2019

James Stewart

Executive Chairman

Keane Group

Dear James:

It is with regret that I am writing to inform you of my decision to resign my position on the Board of the Keane Group, effective October 11, 2019. I will be accepting another position at a competitor starting in January of 2020.

It has been a pleasure being part of Keane and I am proud of all the management has accomplished in the last years. I have no doubt that the Board will continue these successes in NewCo.

If I can be of any assistance during the transition period, please do not hesitate to ask.

Best regards,

Christian Garcia

cc: Kevin McDonald